

January 19, 2007

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

James G. Reindl, Chief Executive Officer
Techprecision Corporation
One Bella Drive
Westmenster, MA

Re: **Techprecision Corporation**
     Form SB-2 filed August 28, 2006
     File No. 333-133509
     Form 10-QSB for the Quarter Ended 9-30-06 filed November 16, 2006
     File No. 0-51378

Dear Mr. Reindl:

We have the following comments on your filings. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue prior comment one from our letter dated May 25, 2006. There are 10,009,000 shares of common stock of the registrant currently outstanding, and 7,600,000 shares or 75.9% of which are being offered in this registration statement for resale. Generally, we view resale transactions of this amount as, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur "at the market,"

the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an "at the market" offering by these selling shareholders is not permissible. As a result, you should set a fixed price for the duration of the offering at which selling security holders will offer and sell the common stock in the proposed offering. Revise your registration statement, wherever appropriate, to provide that the selling shareholders will sell at a fixed price per share. Lastly, revise the cover page and the plan of distribution section to clearly state that the selling shareholders <u>are</u> underwriters.

2. We note that Section 2.2 of the Registration Rights Agreement states that if the maximum number of shares issuable to the investor are not covered by the registration statement, the company will be required to promptly file a separate registration statement (utilizing Rule 462 if applicable) to register the additional shares. Please clarify your plans to comply with this provision. In addition, please explain any plans to utilize Rule 462. We will have further comment.

3. In addition, please explain why your response letter dated December 12, 2006 states that 14,820,000 shares are being sold pursuant to this registration statement while the disclosure in the prospectus states 7,600,000 shares are being registered, and that the number of shares of common stock issuable upon conversion of the series A preferred stock has been reduces to 3,600,000 shares while the registration statement states 3,000,000 shares. Please reconcile inconsistencies.

4. We reissue prior comment number two from our letter dated October 11, 2006. Please file on EDGAR a marked copy with each amendment.

<u>Inside Front and Outside Back Cover Page</u>

5. We reissue prior comment five from our letter dated October 11, 2006. Please include the dealer prospectus delivery obligation as required by Item 502(b) of Regulation S-B.

<u>Prospectus Summary, page 3</u>

6. Name the control person(s) of Capital Markets Advisory Group LLC.

7. When discussing the use of proceeds, clarify the cashless exercise rights and how this would impact the funds available to the company. In addition, clarify that there is no guarantee the company will receive any funds, as there is no guarantee the warrants will be exercised.

Risk Factors, page 13

8. Please revise risk factor six to discuss in greater detail the potential risk to your business as a result of the bankruptcy of your predecessor.

9. We note the removal of risk factor six, discussing the competitive bidding process. Please add back the risk factor.

10. We reissue prior comment 12 from our letter dated October 11, 2006. Add a separate risk factor discussing past delays or postponements to contracts and the potential risk of such delays, postponements or cancellations in the future.

11. We note the removal of risk factor ten relating to the risk associated with a potential default of an affiliate under a mortgage relating to the property leased by the company. Please add back the risk factor or explain why such disclosure is not material.

12. We note the removal of risk factor 11 relating to continued growth through acquisitions because the company's plan for the near term is to grow through internal growth. Please explain the continued inclusion of risk factor 12 (now risk factor 10), which also relates to acquisitions.

13. We note your response to prior comment 15 from our letter dated October 11, 2006. However, please revise the subheading and, again, revise the second sentence of the risk factor in order to clarify that you have already failed to meet a deadline and are already required to issue 2,540 shares of series A preferred stock for each day that you fail to meet the scheduled registration date or keep the registration effective up to a maximum of 1,400,000 shares. Also, provide more detailed liquidated damages information in the selling shareholders and MD&A sections. In addition, clarify elsewhere how the reduction in the liquidated damages was determined. Clarify whether registration was requested for the entire amount, which would appear to result in the full amount of liquidated damages, rather than only a portion of the liquidated damages.

Selling Stockholders, page 16

14. Mr. Schloth and CFO Managed Fund are not included in the list of broker-dealers or affiliates of broker-dealers. Please revise.

Management's Discussion and Analysis, page 23
Overview, page 23

15. On the bottom of page 23 you state your gross margin increased from 10.5% to 16.1% during the six months ended September 30, 2006. Based on the amounts reported in the statement of operations, it appears the gross margin percentages as

of September 30, 2005 and 2006 were 13.9% and 21%, respectively. Please revise or advise.

16. Explain the statement that "Ranor and its predecessor had traditionally performed services on relatively low margins since the customer demanded more services without an increase in cost."

17. State the appraised value of the real estate; clarify when the appraisal was obtained; and state who provided the appraisal. Also, explain the nature of the limited guarantee provided by Mr. Levy.

18. We reissue prior comment 29 from our letter dated October 11, 2006. Discuss the change in selling, administrative and other expenses for the years ended March 31, 2006 and 2005.

Business, page 36

19. We reissue prior comment 34 from our letter dated October 11, 2006. Provide a more detailed discussion of your business, including the metal fabrication and machining operations. Also, provide a more detailed discussion of the engineering, research and development services that you periodically provide. Discuss the bid process through which you obtain most of your business.

20. We partially reissue prior comment 35 from our letter dated October 11, 2006. Add clear disclosure when discussing your source of supply whether any of the suppliers is a material supplier. Regardless of the lack of long term contracts a supplier may be considered a material supplier. If you feel these are not material suppliers, provide a detailed analysis as to why you believe these are not material suppliers. We may have further comment.

21. We reissue prior comment 40 from our letter dated October 11, 2006. Name your material customers, i.e. those that accounted for 10% or more of revenues for the last fiscal year or the interim period. Disclose the material terms of these contracts and file as exhibits. Disclose the amount and percent of revenues for each period attributable to each material customer. In addition, as requested in prior comment 36 from our letter dated October 11, 2006, please disclose the material terms of all material contracts and file as exhibits. Contracts with material customers would appear to be material contracts.

22. Please explain in greater detail the nature of the environmental issue discovered on-site. Explain the stained soils in the chip bin area. Clarify whether all of the remedial action has been taken or whether additional remediation is required. Lastly, state any remediation costs in the interim financial period.

23. Disclose the time period during which you can bring a claim against the escrow reserve.

24. Please file the refinanced WM Realty mortgage and disclose the material terms.

25. We reissue prior comment 42 from our letter dated October 11, 2006. Please discuss in greater detail the governmental regulation that applies to your business.

26. We reissue prior comment 43 from our letter dated October 11, 2006. Estimate the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of such activities are borne directly by customers. See Item 101(b)(10) of Regulation S-B. We note the disclosure in the summary that you provide research and development services which are then charged to customers.

Financial Statements
Statement of Cash Flows, page 6

27. We have read your supplemental response to our prior comment 59 citing footnote 1 to item 7 of SFAS 95. This footnote states the funds must be available for withdraw "at any time without prior notice." Since you must go through a claim procedure to withdraw your funds whereby your request can be disputed and ultimately rejected, it does not appear you can withdraw funds at any time without prior notice. Please revise to exclude restricted cash from the cash and cash equivalents total in the statement of cash flows.

Notes to the annual financial statements, page F-8

28. With respect to our previously issued comments, it appears you have made certain revisions to the notes to the interim financial statements and non-financial statement portion of the document. However, the notes to the annual financial statements have not been amended. Please revise the notes to the annual financial statements to address our previous comments 56, 57, 63 and any other items noted below.

Note 1 –Significant Accounting Policies, page F-8
Revenue Recognition, page F-9

29. We note your response to our prior comment 60 stating it is already disclosed that "the unit of delivery method requires the existence of a contract to provide the persuasive evidence of an arrangement and determinable seller's price, delivery of the product and reasonable collection prospects." However, your current disclosure does not articulate these points. Please revise to provide transparent disclosure addressing the four criteria outlined in SAB Topic 13.

30. We have read your response to our prior comment 61 which addressed revenue recognition with respect to component installations. Since your response to this comment addressed engineering services as opposed to component installations, please explain to us if you consider component installations to be a part of the overall engineering services you provide. On page 26 of MD&A you state you derive revenues from the fabrication of components, the precise machining of the components including engineering services, and the installation of such components. It thus appears to us there are three different revenue streams. Please tell us if revenues from component installations are significant and if so, revise your revenue recognition policy to address this revenue stream and also revise to separately state these revenues on the statement of operations.

Note 9 – Restricted Cash – Indemnification Obligation Escrow, page F-17

31. We note your response to our prior comment 65. However, you have not addressed our request for an explanation as to how you have addressed the guidance in SAB Topic 5Y and SOP 96-1. Please review the guidance included therein and revise your footnotes to include the required disclosures.

Note 14 – Capital Stock, page F-20

32. We note your response to our prior comment 69 including your accounting analysis with respect to EITF 00-19. We did not note any discussion of EITF 05-4 as previously requested. With respect to your reference to section 5(e) of the warrant agreement, please note that as of March 31, 2006, and June 30, 2006, the warrant holder was still permitted to make a cashless exercise since the original issuance date of the warrants was February 24, 2006. As such, the instrument appears to meet the definition of a derivative in paragraph 6 of SFAS 133. Also, you state under the provision of section 5(e), the warrant holders will be given unregistered shares. Since the registration rights agreement requires the company to settle in registered shares, it does not appear the company would be permitted to issue unregistered shares. We reiterate our request for you to explain your accounting treatment with respect to EITF 05-4.

Part II
Item 26. Recent Sale of Unregistered Securities

33. Please disclose the amount of the consideration you received from Capital Markets for its 1,000,000 shares in February 2005.

34. Discuss the sophistication of the investors in each transaction.

35. Please describe the availability **and access** of information which you provided to the purchasers in each issuance which you have disclosed.

36. You have stated you are relying on Regulation D. Please state which exemption under Regulation D upon which you relied and the facts supporting the exemptions.

Exhibits

37. Revise the legality opinion to clarify the securities being registered and upon which counsel opines.

38. Please revise the legality opinion to clarify that counsel is opining upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

Form 10-QSB for the quarter ended September 30, 2006

39. Revise the Form 10-QSB to conform to the applicable changes to the Form SB-2.

Form 10-KSB as of March 31, 2006, and Form 10-QSB as of June 30, 2006

40. Revise the Forms 10-KSB and 10-QSB to conform to the applicable changes to the Form SB-2. Also, under the heading "Liquidity and Capital Resources" on page 19 of the Form 10-KSB, you state your cash position as of June 30, 2006, was $1,092,719. However, the balance sheet for such period reports a cash balance of $679,845. Please revise to provide consistent information in all documents.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,



Pamela Howell

for John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Asher S. Levitsky, Esq.
By facsimile to 212-716-3338